UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20449

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number 1-3872

                                                   STORER COMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)

1500 Market Street
Philadelphia, PA 19102
(215) 665-1700
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10% Subordinated Debentures Due May 15, 2003
           (Title of each class of securities covered by this Form)

None
  (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
      Rule 12g-4(a)(1)(i) [ ] Rule 12h-3(b)(1)(i) [X]
      Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(1)(ii) [ ]
       Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(i) [ ]
      Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(2)(ii) [ ]
      Rule 15d-6 [ ]


Approximate number of holders of record as of the certification or notice
date:    Zero(0)

  Pursuant to the requirements of the Securities Exchange Act of 1934, Storer Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

       STORER COMMUNICATIONS, INC.

Date: July 16, 1997 By: _______________________________
             Name: Joseph J. Euteneuer
             Title: Vice President